August 1, 2005

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:         Carriage Services, Inc.

Form 10-K for the fiscal year ended December 31, 2004

Filed March 30, 2005

Form 10-Q for the quarters ended March 31, 2005

File Number: 1-11961

Dear Mr. Spirgel:

Thank you for your comments regarding the above referenced filing. We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements. The following sets forth the comments made in your letter dated July 20, 2005 and our responses thereto:

Annual Report filed on Form 10-K for the year ended December 31, 2004

1.                 Comment:     Item 7. MD&A—Critical Accounting Policies and Estimates, pages 13-14

Funeral and Cemetery Operations, page 13

Refer to your discussion of allowances. You state that “allowances for customer cancellations, refunds and bad debts are provided at the date that the sale is recognized as revenue based on our historical experience.” In conjunction with your discussion of other estimates, revise your disclosures in future filings to provide greater insight into the quality and variability of information regarding financial condition and operating performance by discussing how accurate the estimates/ assumptions have been in the past.

The Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation in December 2003 provides disclosure requirements for critical accounting estimates. Critical accounting estimates and assumptions are based on matters that are highly uncertain . For this reason, you are required to analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance. Further, you are to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. None of the critical accounting estimates that you include in your current disclosures include the sensitivity analysis for other quantitative information as required per this release. In future filings, revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/ assumption has been in the past, how much the estimate/ assumption has changed in the past, and whether the estimate/ assumption is reasonably likely to change in the future. For additional guidance, refer to Item 303 of Regulation S-K and SEC Interpretive Release no. 33-8350, “commission Guidance

Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response: In future filings, we will revise our disclosures to provide greater insight into the quality and variability of the allowances for contract cancellations, refunds and bad debts, as well as the other critical accounting estimates and assumptions, by discussing how accurate the estimates and assumptions have been in the past. Furthermore, we will revise our disclosures to include sensitivity analysis and other information when it is reasonably available, such as how we arrived at the estimate and whether the estimate is reasonably likely to change in the future.

2.                 Comment: Financials—Consolidated Statement of Operations, page 30

Please state separately your revenues and costs of revenue by goods and services. Refer to Rule 5-03 of Regulation S-X.

Response: In future filings, we will separately state our revenues and costs of revenues by goods and services. In the past we have not separately stated the revenues by goods and services because of the variability by market in pricing separately the goods and services, which together constitute a funeral service or a burial. Also, in the past, we have not separately stated the costs by goods and services for a funeral service or a burial because many of the costs are not easily separable.

3.                 Comment: Financials—Consolidated Statement of Operations, A/P and Accrued Liabilities, page 30

Please present Accounts Payable separately from Accrued Liabilities on the face of the Consolidated Balance Sheet, in accordance with Rule 5-02, paragraph 19, of Regulation S-X.

Response: In future filings, we will separately state Accounts Payable and Accrued Liabilities on the face of the Consolidated Balance Sheet.

4.                 Comment: Note 1—Basis of Presentation and Summary of Significant Accounting Policies, pages 34-38

Deferred Obtaining Costs, page 35

Provide us a breakdown of the other deferred direct related costs of originating pre need sales contracts.

Response: Other deferred direct related costs of originating preneed sales contracts include the payroll taxes and insurance related to the commissions paid to the salesperson, the cost of obtaining customer lists, the cost of establishing the new trust or insurance arrangements securing the contracts and establishing the payment plan for the customer (coupon book or ACH), and the cost of contract setup. Directly related payroll taxes and insurance are approximately 11 percent of deferred costs and the other related costs are approximately 17 percent of deferred costs. These costs are consistent from period to period.

We have recently evaluated our accounting for deferred obtaining costs and we have determined that a more preferable method of accounting in the future is to expense all of these costs as incurred and will report this accounting change in 2005.

5.    Comment: Tell us how you ensure appropriate recognition of deferred obtaining costs when it is currently based on third-party actuarial probabilities of expected performance of services or delivery of merchandise and not actual performance. Tell us if you are able to directly relate each element of deferred acquisition cost with a corresponding contract. Please cite the accounting guidance used as the basis for your policy and include this disclosure in future filings.

Response: Historically, we have recognized deferred obtaining costs as expense based on third-party actuarial probabilities of expected performances because we believed that method provided reasonably accurate matching of revenues and direct selling costs in the same period, particularly because the probabilities were developed using our specific portfolio of contracts. In addition, until recently we could not directly identify each element of deferred acquisition cost with a corresponding contract. We have recently implemented a new accounting system that provides specific matching of a contract’s deferred cost to the contract. There is no accounting guidance specific to deferred costs to which we can refer other than Concepts Statement 6, paragraphs 144-149.

We have recently evaluated our accounting for deferred obtaining costs and determined that a more preferable method of accounting in the future is to expense all of these costs as incurred and will report this accounting change in 2005.

6.                 Comment:     Note 4—Preneed Receivables and Trust Investments, pages 41-45

Preneed Cemetery Receivables and Trust Investments, page 41

Why do you not show the allowance for cemetery contract cancellations in a manner similar to that shown for funeral contract cancellations on page 42? If this amount is immaterial, please state so.

Response: The amount of the allowances for non-current cemetery receivable cancellations was $382,000, which we considered immaterial for purposes of the footnote disclosure. In future filings, we will reconsider disclosing the allowance based on materiality.

The Company acknowledges that:

—             The Company is responsible for the adequacy and accuracy of the disclosure in Company filings;

—           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in ensuring that the Company provides appropriate disclosures in its public filings. Should you have any questions about the above responses, please feel free to contact the undersigned at (713) 332-8475.

Very truly yours,

/s/ Terry Sanford

Terry E. Sanford
Vice President, Corporate Controller
and Assistant Secretary